SODASTREAM INTERNATIONAL REPORTS RECORD FOURTH QUARTER AND FULL YEAR REVENUE

Fourth Quarter Revenues Increased 59% to Euro 50.0 Million
Fiscal 2010 Revenues Increase 53% to Euro 160.7 Million
Fourth Quarter Diluted Earnings Per Share was Euro 0.21

AIRPORT CITY, Israel – March 1, 2011 – SodaStream International Ltd. (NASDAQ: SODA), a leading manufacturer of home beverage carbonation systems, announced today its results for the three and twelve month periods ended December 31, 2010.

Fourth Quarter Financial Highlights
•	Revenues increased 59% to euro 50.0 million
•	Americas revenues increased 238% to euro 14.5 million
•	Western Europe revenues increased 24% to euro 25.4 million
•	Diluted earnings per share was euro 0.21 or $0.28
•	Soda maker unit sales increased 85% to 712,000

Fiscal 2010 Financial Highlights
•	Revenues increased 53% to euro 160.7 million
•	Americas revenues increased 189% to euro 31.6 million
•	Western Europe revenues increased 34% to euro 99.7 million
•	Adjusted net income increased 69% to euro 13.0 million
•	Soda maker unit sales increased 82% to 1.9 million

Commenting on the results, Daniel Birnbaum, Chief Executive Officer of SodaStream International said, “We delivered a strong fourth quarter performance to conclude an exciting and successful year for our Company. These results underscore the progress we have achieved in expanding our global business, particularly in the United States. Through increased marketing & advertising and initiating distribution with several key retailers, we significantly broadened awareness of our brand and products and generated strong consumer demand in the U.S. We also experienced solid sales growth in our other regions driven by our growing installed base and product launches. Importantly, our strong top-line performance helped us achieve record earnings in 2010.

“We began 2011 with positive momentum across our business and significant growth opportunities ahead of us.  In the near-term, our priorities are to further penetrate the U.S. with additional distribution and ongoing marketing efforts aimed at creating new customers and repeat purchases of our consumables portfolio. Over time, this business model has proven to be highly profitable in developed markets and we are optimistic that we can replicate our success in the U.S. and other new markets throughout Western Europe, CEMEA and Asia Pacific. We have a great deal of confidence in the future of SodaStream and believe we have the capability to grow this business for many years to come.”

Results for the Three Months Ended December 31, 2010:

Total revenues for the fourth quarter of 2010 were euro 50.0 million, $66.3 million as per a convenience translation*, an increase of 58.5% compared to euro 31.5 million reported in the fourth quarter of 2009.  Revenues increased in each geographical region, with revenues for Western Europe and the Americas increasing 24.2% and 238.0%, respectively, compared to the fourth quarter of 2009. (See table with geographic breakdown below)

During the fourth quarter of 2010, the Company sold 712,000 soda makers as compared to 385,000 during the fourth quarter of 2009, an 85.1% increase, and sold 2.5 million CO2 refills during the fourth quarter of 2010 compared to 2.1 million CO2 refills in the fourth quarter of 2009.

Gross margin for the fourth quarter of 2010 slightly decreased to 54.3%, compared to 54.9% in the comparable period in 2009. This decrease was mainly due to the growing portion of soda maker starter kit sales in the revenue mix, as part of management’s strategy to increase market penetration. Gross margin was up from 53.7% for the first nine months of 2010.

Sales and marketing expenses for the fourth quarter of 2010 totaled euro 18.9 million, or 37.9% of revenues, compared to euro 9.3 million, or 29.4% of revenues, for the comparable period last year. The increase is primarily due to investments in the Company’s sales & distribution platform and an increase in marketing spend to capitalize on new distribution opportunities, mainly in the United States.

General and administrative expenses for the fourth quarter of 2010 were euro 4.6 million, compared to euro 3.1 million in the comparable period of last year.  General and administrative expenses for the three months ended December 31, 2010 include euro 684,000 of non-cash share-based compensation expense (the “Share-Based Compensation”) and euro 88,000 related to a discontinued management fee expense paid to Fortissimo Capital (the “Fortissimo Payments”). This compares to Shared-Based Compensation of euro 67,000 and euro 145,000 of the Fortissimo Payments for the three months ended December 31, 2009.  Adjusted general and administrative expenses exclude the Shared-Based Compensation as well as the Fortissimo Payments, the latter was cancelled effective as of November 2010. Such adjusted general and administrative expenses were euro 3.9 million or 7.8% of revenues for the fourth quarter 2010, and euro 2.9 million or 9.2% of revenues for the comparable period of 2009.

Net income for the three months ended December 31, 2010 was euro 3.5 million, or 21 euro cents, $0.28 per the convenience translation, per fully diluted share based on 17.1 million weighted average shares, compared to net income of euro 4.2 million, or 32 euro cents per fully diluted share based on 13.3 million weighted average shares, in the comparable period in 2009.  Excluding the Shared-Based Compensation and the Fortissimo Payments, adjusted net income (as defined below) for the fourth quarter of 2010 was euro 4.3 million, or 25 euro cents, $0.33 per the convenience translation per fully diluted share, compared to adjusted net income of euro 4.4 million, or 34 euro cents per fully diluted share in the fourth quarter of 2009.

Adjusted EBITDA for the fourth quarter of 2010 totaled euro 6.2 million, compared to euro 5.9 million for the comparable period in 2009.  Adjusted EBITDA margin was 12.3% for the fourth quarter of 2010 as compared to 18.7% for the comparable period in 2009.

Cash flow used in operating activities during the fourth quarter of 2010 was euro 1.9 million, compared to euro 8.3 million generated from operating activities during the comparable quarter of 2009.  The decrease in operating cash flow was mainly due to an increase in working capital, particularly with respect to inventory in the Americas and Western Europe, to support the Company’s growth.

* As of December 31, 2010, the Euro to U.S. Dollar exchange rate was: euro 1 equaled $1.3269.

Results for the twelve months ended December 31, 2010:

Total revenues for the twelve months ended December 31, 2010 increased 53.0% to euro 160.7 million or $213.2 million per the convenience translation, compared to euro 105.0 million for the comparable period in 2009.  Sales increased in each geographical region year-over-year, with revenues for Western Europe and the Americas increasing 34.0% and 188.9%, respectively, compared to the same period in 2009.

For the full year, the Company sold 1,922,000 soda makers compared to 1,057,000 in 2009, an 81.9% increase, and sold 9.8 million CO2 refills during 2010 compared to 8.2 million CO2 refills in 2009.

Gross margin for 2010 decreased to 53.9% compared to 55.6% for the corresponding period last year. This decrease was mainly due to the growing portion of soda maker starter kits in the revenue mix, which have lower gross margins than consumable products.

Sales and marketing expenses for the year ended December 31, 2010 totaled euro 57.1 million, or 35.5% of revenues, compared to euro 34.7 million, or 33.0% for the comparable period last year.

General and administrative expenses for year ended December 31, 2010 totaled euro 18.5 million compared to euro 13.1 million for the comparable period in 2009.  Included in general and administrative expenses for 2010 was Shared-Based Compensation of euro 1.0 million and euro 2.3 million of the Fortissimo Payments. This compares to Shared-Based Compensation of euro 163,000 and euro 461,000 of the Fortissimo Payments for the comparable period last year. Adjusted general and administrative expenses for 2010, excluding the Shared-Based Compensation and the Fortissimo Payments, were euro 15.2 million, or 9.5% of revenues, compared to euro 12.5 million, or 11.9% of revenue for 2009.

Net income for the year ended December 31, 2010 was euro 9.7 million, or 69 euro cents, $0.92 per the convenience translation, per fully diluted share based on 14.7 million weighted average shares, compared to net income of euro 7.1 million, or 57 euro cents per fully diluted share based on 13.2 million weighted average shares, for the comparable period in 2009. As of December 31, 2010, the Company had 20.2 million shares outstanding on a fully diluted basis. Adjusted net income for the year ended December 31, 2010 increased 69.4% to euro 13.0 million, or 92 euro cents, $1.22 per the convenience translation, per fully diluted share, compared to euro 7.7 million or 62 euro cents per fully diluted share for the year ended December 31, 2009.

Adjusted EBITDA for the year ended December 31, 2010 totaled euro 18.8 million, compared to euro 13.2 million for the prior year period. Adjusted EBITDA margin for the year ended December 31, 2010 was 11.7% compared to 12.6% for the comparable period last year.

Cash flow used in operating activities during the year ended December 31, 2010 was euro 8.2 million, compared to euro 11.5 million generated during the year ended December 31, 2009.  As with the fourth quarter, the decrease in operating cash flow was mainly due to an increase in working capital, particularly with respect to inventory in the Americas and Western Europe to support the Company’s growth, as well as tax payments made with respect to previous years.

Guidance
The Company expects 2011 revenue to increase approximately 25% over 2010 revenue of euro 160.7 million.  The Company also expects net income to increase approximately 40% over the net income of euro 9.7 million reported in 2010. This guidance includes a share-based payment expense of approximately euro 3.7 million in 2011. On an adjusted basis, excluding the share-based payment expense, fiscal 2011 net income is expected to be approximately euro 17 million.

Balance Sheet

As of December 31, 2010, cash and cash equivalents increased to euro 52.9 million from cash and cash equivalents of euro 4.2 million as of December 31, 2009. The increase is primarily attributable to the euro 69.9 million in net proceeds the Company received from its initial public offering that was completed on November 8, 2010. As of December 31, 2010, loans and borrowings (no outstanding shareholders’ loans) totaled euro 6.8 million, compared to euro 24.5 million (including shareholders’ loans) as of December 31, 2009. Working capital as of December 31, 2010 was euro 27.2 million, an increase of approximately 434%, compared to  euro 5.1 million as of December 31, 2009, primarily due to an increase in inventory and accounts receivable reflecting demand and revenues’ growth.

Conference Call

The Company has scheduled a conference call for 8:30 AM Eastern Standard Time (United States) on Tuesday, March 1, 2011, to review the Company’s financial results, market trends, and future outlook.  The conference call will be broadcast over the Internet as a “live” listen only Webcast.

To listen, please go to: http://sodastream.investorroom.com.  Listeners are urged to login approximately 20 minutes before the conference call is scheduled to begin in order to register, as well as download and install any necessary audio software. An archive of the webcast will be available for 30 days after the call.

About SodaStream International

SodaStream manufactures home beverage carbonation systems, which enable consumers to easily transform ordinary tap water instantly into carbonated soft drinks and sparkling water. Soda makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks and sparkling water. Our products are environmentally friendly, cost effective, promote health and wellness, and are customizable and fun to use. In addition, our products offer convenience by eliminating the need to carry bottles home from the supermarket, to store bottles at home or to regularly dispose of empty bottles. Our products are available at more than 40,000 retail stores in 41 countries around the world.  For more information on SodaStream, please visit the Company's website: www.sodastream.com.

Non-IFRS Financial Measures

This press release contains certain non-IFRS measures, including Adjusted net income (“Adjusted net income”), and Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”).

Adjusted net income represents net income calculated in accordance with IFRS as adjusted for the impact of the Share-Based Compensation and for the impact of the Fortissimo Payments. Adjusted EBITDA represents earnings before interest, income tax, depreciation and amortization, and further eliminates the effect of the Share-Based Compensation and of the Fortissimo Payments.

The Company believes that the adjusted net income and adjusted EBITDA, which excludes the Share-Based Compensation and the Fortissimo Payments, should be considered in evaluating the Company’s operations since they provide a clearer indication of the Company’s operating results going forward.

These measures should be considered in addition to results prepared in accordance with IFRS, but should not be considered a substitute for the IFRS results. The non-IFRS measures included in this press release have been reconciled to the IFRS results in the tables below.

Forward Looking Statement

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to expand into our target markets, including the United States; our ability to continue to develop or maintain our presence in retail networks; our ability to develop and implement production and operating infrastructure to effectively support our growth; the success of our marketing campaigns and media spending in terms of increased sales or increased product and brand name awareness; our ability to maintain our customer base in markets where we have an established presence; the risks associated with our reliance on exclusive arrangements for the distribution of our home beverage carbonation systems and consumables in each of the markets in which we use third-party distributors; our ability to compete effectively with other companies which currently offer, or may offer in the future, competing products; potential product liability claims if any component of our home beverage carbonation systems is misused; our ability to protect our intellectual property rights; our being found to have a dominant position in certain markets which may place limits on our ability operate; risks associated with our being subject to fluctuations in currency exchange rates; our potential exposure to greater than anticipated tax liabilities; our products being subject to extensive governmental regulation in the markets in which we operate; adverse conditions in the global economy which could negatively impact our customers' demand for our products; and other factors detailed in documents we file from time to time with the United States Securities and Exchange Commission.  Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Company Contact:
Yonah Lloyd
Executive Director – Corporate Development and Communication
SodaStream International Ltd.
Phone: +972-3-976-2462
yonahl@sodastream.com

Investor Contacts (US):
Brendon Frey / Joe Teklits
ICR
Phone: + 1 203-682-8200
brendon.frey@icrinc.com / joseph.teklits@icrinc.com

(Tables Follow)

Consolidated Balance Sheets as of December 31

In thousands

			Convenience
			translation into
			U.S. Dollar
	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)
Assets

Cash and cash equivalents	euro 4,185	euro 52,900	$70,193
Inventories	20,326	38,523	51,116
Trade and other receivables	19,273	38,809	51,495
Derivative financial instruments	486	836	1,109
Assets classified as available-for-sale	500	629	835
Total current assets	44,770	131,697	174,748

Property, plant and equipment	18,760	21,548	28,592
Intangible assets	12,538	13,405	17,787
Deferred tax assets	1,450	1,248	1,656
Other receivables	177	167	222
Total non-current assets	32,925	36,368	48,257

Total assets	77,695	168,065	223,005

Liabilities

Loans and borrowings	7,645	6,753	8,960
Shareholders’ loans	6,380	-	-
Derivative financial instruments	364	406	539
Trade payables	17,625	30,425	40,371
Income tax payable	7,615	6,376	8,461
Provisions	1,219	515	683
Other current liabilities	8,676	13,911	18,458
Total current liabilities	49,524	58,386	77,472

Loans and borrowings	5,109	-	-
Shareholders’ loans	5,413	-	-
Employee benefits	82	768	1,018
Provisions	306	379	503
Deferred tax liabilities	605	410	545
Total non-current liabilities	11,515	1,557	2,066
Total liabilities	61,039	59,943	79,538

Shareholders’ equity

Share capital	722	2,286	3,034
Share premium	11,552	91,870	121,902
Translation reserve	(69)	(53)	(70)
Retained earnings	4,451	14,019	18,601
Total shareholders’ equity	16,656	108,122	143,467

Total liabilities and shareholders’ equity	euro 77,695	euro 168,065	$223,005

Consolidated Statements of Operations

In thousands (net income per share amounts in units)

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the	For the	For the	For the three	For the three	For the three
	year ended	year ended	year ended	months ended	months ended	months ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2009	2010	2010	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	euro 105,023	euro 160,652	$213,169	euro 31,538	euro 50,002	$66,347
Cost of revenues	46,593	74,059	98,268	14,215	22,832	30,295

Gross profit	58,430	86,593	114,901	17,323	27,170	36,052

Operating expenses
Sales and marketing	34,692	57,057	75,708	9,277	18,938	25,128
General and administrative	13,134	18,536	24,595	3,122	4,648	6,168
Other expense
(income), net	(95)	(198)	(263)	29	(106)	(141)

Total operating expenses	47,731	75,395	100,040	12,428	23,480	31,155

Operating income	10,699	11,198	14,861	4,895	3,690	4,897

Interest expense, net	2,022	1,467	1,947	574	399	529
Other financial
income, net	(248)	(1,766)	(2,343)	(372)	(932)	(1,237)

Total financial expenses
(income), net	1,774	(299)	(396)	202	(533)	(708)

Income before
income taxes	8,925	11,497	15,257	4,693	4,223	5,605

Income taxes	1,793	1,769	2,347	485	740	982

Net income for the period	euro 7,132	euro 9,728	$12,910	euro 4,208	euro 3,483	$4,623

Net income per share
Basic	euro 1.14	euro 1.21	$1.61	euro 0.67	euro 0.26	$0.35
Diluted	euro 0.57	euro 0.69	$0.92	euro 0.32	euro 0.21	$0.28

Weighted average number of shares
Basic	6,259	8,026	8,026	6,259	13,417	13,417
Diluted	13,206	14,680	14,680	13,319	17,128	17,128

Consolidated Statements of Cash Flows

In thousands

			Convenience			Convenience
			Translation			Translation
			into			into
			U.S. Dollar			U.S. Dollars
	For the	For the	For the	For the three	For the three	For the three
	year ended	year ended	year ended	months ended	months ended	months ended
	December 31	December 31	December 31	December 31	December 31	December 31
	2009	2010	2010	2009	2010	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating
activities
Net income for the period	euro 7,132	euro 9,728	$12,910	euro 4,208	euro 3,483	$4,623
Adjustments:
Amortization of intangible assets	115	117	155	7	57	76
Change in fair value of
derivative financial instruments	449	(144)	(191)	336	334	443
Depreciation of property, plant
and equipment	1,526	2,421	3,212	407	701	930
Loss (gain) on sales of property,
plant and equipment	38	(72)	(96)	25	(63)	(84)
Share based payment	163	1,004	1,332	67	684	908
Interest expense, net	2,022	1,467	1,947	574	399	529
Income tax expense	1,793	1,769	2,347	485	740	982
	13,238	16,290	21,616	6,109	6,335	8,407

Decrease (increase) in
inventories	(3,631)	(18,313)	(24,300)	94	(4,363)	(5,789)
Increase in trade and other
receivables	(1,657)	(18,979)	(25,183)	(1,019)	(4,445)	(5,898)
Increase in trade payables	3,477	12,404	16,459	4,242	2,975	3,948
Increase in employee benefits	179	687	912	309	434	576
Increase (decrease) in provisions
and other current liabilities	1,395	4,594	6,096	(1,240)	(1,817)	(2,411)
	13,001	(3,317)	(4,400)	8,495	(881)	(1,167)

Interest paid	(1,048)	(1,118)	(1,483)	(304)	(393)	(521)
Income tax received (paid)	(412)	(3,764)	(4,994)	91	(592)	(786)
Net cash from (used in)
operating activities	11,541	(8,199)	(10,877)	8,282	(1,866)	(2,474)

Cash flows from investing
activities
Interest received	47	146	194	9	109	145
Proceeds from sale of property,
plant and equipment	103	108	143	94	63	84
Payments for derivative financial
instruments, net	(507)	(164)	(218)	(473)	(705)	(935)
Acquisition of property, plant
and equipment	(4,526)	(4,709)	(6,248)	(2,179)	(175)	(232)
Acquisition of intangible assets	(1,002)	(856)	(1,136)	(582)	(517)	(686)
Net cash used in investing
activities	(5,885)	(5,475)	(7,265)	(3,131)	(1,225)	(1,624)

Cash flows from financing
activities
Proceeds from issuance of
convertible shareholders’ loan	10	-	-	-	-	-
Share issuance	-	69,864	92,703	-	69,864	92,703
Proceeds from exercise of
employee share options	-	129	171	-	114	151
Receipts of long-term loans
and borrowings	4,784	3,994	5,300	2,114	688	913
Receipts of shareholders’ loans	-	-	-	57	-	-
Repayments of long-term loans
and borrowings	(2,561)	(8,347)	(11,076)	(763)	(6,195)	(8,220)
Repayment of shareholders’ loans	(347)	(1,603)	(2,127)	-	(1,153)	(1,530)
Change in short-term debt	(7,768)	(1,926)	(2,556)	(7,275)	(11,768)	(15,615)
Net cash from (used in)
financing activities	(5,882)	62,111	82,415	(5,867)	51,550	68,402

Net increase (decrease) in cash
and cash equivalents	(226)	48,437	64,273	(716)	48,459	64,304
Cash and cash equivalents at the
beginning of the period	4,349	4,185	5,553	4,861	4,327	5,741
Effect of exchange rates
fluctuations on cash and
cash equivalents	62	278	367	40	114	148

Cash and cash equivalents
at the end of the period	euro 4,185	euro 52,900	$70,193	euro 4,185	euro 52,900	$70,193

Information about revenue in reportable segments

In thousands

		Central and
		Eastern Europe,
		Middle East and
	Western Europe	Africa	The Americas	Asia-Pacific	Total
Year ended
December 31, 2010 (Unaudited)	euro 99,722	19,466	31,562	9,902	160,652
December 31, 2009 (Audited)	euro 74,433	13,728	10,924	5,938	105,023

Three months ended
December 31, 2010 (Unaudited)	euro 25,410	5,826	14,480	4,286	50,002
December 31, 2009 (Unaudited)	euro 20,464	3,919	4,284	2,871	31,538

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Year ended December 31

									Convenience
									Translation into
									U.S. Dollars
	2009				2010				2010
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Audited)	(Audited)	(Audited)	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	euro 105,023	euro	euro	euro105,023	euro 160,652	euro	euro	euro 160,652	$213,169
Cost of revenues	46,593			46,593	74,059			74,059	98,268

Gross profit	58,430			58,430	86,593			86,593	114,901

Operating expenses
Sales and marketing	34,692			34,692	57,057			57,057	75,708
General and
administrative	13,134	(461)	(163)	12,510	18,536	(2,290)	(1,004)	15,242	20,224
Other income, net	(95)			(95)	(198)			(198)	(263)

Total operating
expenses	47,731	(461)	(163)	47,107	75,395	(2,290)	(1,004)	72,101	95,669

Operating income	10,699	461	163	11,323	11,198	2,290	1,004	14,492	19,232

Interest expense, net	2,022			2,022	1,467			1,467	1,947
Other financial
income, net	(248)			(248)	(1,766)			(1,766)	(2,343)

Total financial
expenses (income), net	1,774			1,774	(299)			(299)	(396)

Income before
income taxes	8,925	461	163	9,549	11,497	2,290	1,004	14,791	19,628

Income taxes	1,793	68		1,861	1,769			1,769	2,347

Net income for the
period	euro 7,132	euro 393	euro 163	euro 7,688	euro 9,728	euro 2,290	euro 1,004	euro 13,022	$17,281

Net income per
share
Basic	euro 1.14			euro 1.23	euro 1.21			euro 1.62	$2.15
Diluted	euro 0.57			euro 0.62	euro 0.69			euro 0.92	$1.22

Weighted average
number of shares
Basic	6,259			6,259	8,026			8,026	8,026
Diluted	13,206			13,206	14,680			14,680	14,680

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

Reported (IFRS) to Adjusted (non-IFRS) Reconciliation of Consolidated Statements of Operations

In thousands (net income per share amounts in units)

Three months ended December 31

									Convenience
									Translation into
									U.S. Dollars
	2009				2010				2010
	Reported	Management	Share based		Reported	Management	Share based
	(Unadjusted)	fee(*)	payment	Adjusted	(Unadjusted)	fee(*)	payment	Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	euro 31,538	euro	euro	euro 31,538	euro 50,002	euro	euro	euro 50,002	$66,347
Cost of revenues	14,215			14,215	22,832			22,832	30,295

Gross profit	17,323			17,323	27,170			27,170	36,052

Operating expenses
Sales and marketing	9,277			9,277	18,938			18,938	25,128
General and
administrative	3,122	(145)	(67)	2,910	4,648	(88)	(684)	3,876	5,143
Other expense
(income), net	29			29	(106)			(106)	(141)

Total operating
expenses	12,428	(145)	(67)	12,216	23,480	(88)	(684)	22,708	30,130

Operating income	4,895	145	67	5,107	3,690	88	684	4,462	5,922

Interest expense, net	574			574	399			399	529
Other financial
income, net	(372)			(372)	(932)			(932)	(1,237)

Total financial
expenses (income), net	202			202	(533)			(533)	(708)

Income before
income taxes	4,693	145	67	4,905	4,223	88	684	4,995	6,630

Income taxes	485	21		506	740			740	982

Net income for the
period	euro 4,208	euro 124	euro 67	euro 4,399	euro 3,483	euro 88	euro 684	euro 4,255	$5,648

Net income per
share
Basic	euro 0.67			euro 0.70	euro 0.26			euro 0.32	$0.42
Diluted	euro 0.32			euro 0.34	euro 0.21			euro 0.25	$0.33

Weighted average
number of shares
Basic	6,259			6,259	13,417			13,417	13,417
Diluted	13,319			13,319	17,128			17,128	17,128

(*) Fortissimo Capital was entitled to receive management fee from the Company. The aforementioned entitlement was terminated as of the closing of the IPO (November 8, 2010).

EBITDA and EBITDA as Adjusted
In thousands

	Year ended December 31			Three months ended December 31
	2009	2010	2010	2009	2010	2010
			Convenience translation into			Convenience translation into
			U.S. Dollars			U.S. Dollars
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Reconciliation of Net
Income to EBITDA
Net income	euro 7,132	euro 9,728	$12,910	euro 4,208	euro 3,483	$4,623
Interest expense, net	2,022	1,467	1,947	574	399	529
Income taxes	1,793	1,769	2,347	485	740	982
Depreciation and
amortization	1,641	2,538	3,367	414	758	1,006
EBITDA	euro 12,588	euro 15,502	$20,571	euro5,681	euro5,380	$7,140

Management fee	461	2,290	3,039	145	88	117
Share based payment	163	1,004	1,332	67	684	908
EBITDA as Adjusted	euro 13,212	euro 18,796	$24,942	euro 5,893	euro 6,152	$8,165

The following tables present the Company’s revenues, by product type for the periods presented, as well as such revenues by product type as a percentage of total revenues:

	Year ended December 31		Three months ended December 31
	2009	2010	2009	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	Revenues
	(in thousands)

Soda maker starter kits	euro 39,091	euro 74,223	euro 15,599	euro 27,272
Consumables	59,329	80,351	15,668	21,585
Other	6,603	6,078	271	1,145
Total	euro 105,023	euro 160,652	euro 31,538	euro 50,002

	Year ended December 31		Three months ended December 31
	2009	2010	2009	2010
	(Audited)	(Unaudited)	(Unaudited)	(Unaudited)
	As a percentage of revenues

Soda maker starter kits	37.2%	46.2%	49.4%	54.5%
Consumables	56.5%	50.0%	49.7%	43.2%
Other	6.3%	3.8%	0.9%	2.3%
Total	100%	100%	100%	100%